Exhibit 99.2

Management’s Discussion and Analysis

For the three and nine month periods ended September 30, 2014

As of November 12, 2014

TABLE OF CONTENTS

Preliminary Notes and Introduction	3
Overview	5
Prairie Creek Project	6
Newfoundland Properties	8
Vatukoula Gold Mines plc	9
Bought Deal Financing for $15.8 Million Completed	10
Metal Prices Recovering but Markets Watching China	10
Outlook	11
Summary of Quarterly Results	11
Review of Financial Results	12
Liquidity, Financial Condition and Capital Resources	13
Financing - Use of Proceeds	14
Outstanding Share Data	14
Off-Balance Sheet Arrangements	14
Transactions Between Related Parties	14
Critical Accounting Estimates and Judgments	15
Financial Instruments	16
Disclosure Controls and Procedures	18
Risk Factors	18
Dividends and Distributions Policy	28
Additional Information	28

PRELIMINARY NOTES AND INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”), dated November 12, 2014, focuses upon the activities, results of operations, liquidity, financial condition and capital resources of Canadian Zinc Corporation (the “Company” or “Canadian Zinc” or “CZN”) for the three and nine month periods ended September 30, 2014. In order to better understand the MD&A, it should be read in conjunction with the Company’s unaudited interim consolidated financial statements and notes thereto for the three and nine month periods ended September 30, 2014 and the audited consolidated financial statements and notes thereto for the years ended December 31, 2013 and 2012.

The Company’s unaudited interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company reports its financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Cautionary Note Regarding Forward-Looking Statements: This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” with the meaning of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Forward-looking statements in this MD&A include statements with respect to:

•	the Company’s planned/proposed Prairie Creek Mine operations, which includes future mine grades and recoveries;
•	the Company’s plans for further exploration at the Prairie Creek Mine and other exploration properties;
•	future cost estimates pertaining to further development of the Prairie Creek Mine and items such as long-term environmental reclamation obligations;
•	financings and the expected use of proceeds thereof;
•	the completion of financings and other transactions;
•	the outlook for future prices of zinc, lead and silver; and
•	the impact to the Company of future accounting standards and discussion of risks and uncertainties around the Company’s business.

Words such as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”, or similar expressions, are intended to identify forward-looking statements. Such forward-looking statements are made pursuant to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995.

Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties which could cause actual results or events to differ materially from those reflected in the forward-looking statements, including risks relating to, among other things: mineral reserves, mineral resources (including with respect to the size, grade and recoverability of mineral resources), results of exploration, reclamation and other post-closure costs, capital and construction costs, mine production costs, the timing of exploration, development and mining activities, and the Company’s financial condition and prospects not being consistent with the Company's expectations, changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; inability to obtain and/or maintain permits or approvals; litigation; legislative, environmental and other judicial, regulatory, political and competitive developments in areas in which the Company operates; technological and operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations) encountered in connection with the Company’s activities; unavailability of materials and equipment, and the sources of such items; labour relations matters, industrial disturbances or other job action; inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; changing interest and foreign exchange rates; unanticipated events related to health, safety and environmental matters, political risk, social unrest, and changes in general economic conditions or conditions in the financial markets and other matters discussed under “Risk Factors” herein and under “Management’s Discussion and Analysis for the year ended December 31, 2013 - Liquidity, Financial Condition and Capital Resources and Review of Financial Results.”

These forward-looking statements are based on certain assumptions which the Company believes are reasonable, including that current zinc, lead, silver and other commodity prices will be sustained, or will improve; the proposed development of the Company's mineral projects will be viable operationally and economically and proceed as expected; any additional financing required by the Company will be available on reasonable terms; that general business and economic conditions will not change in a materially adverse manner; that all necessary governmental approvals for the planned exploration on the Prairie Creek Project will be maintained on acceptable terms; and the Company will not experience any material accident, labour dispute or failure of plant or equipment.

The above list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements. Further information regarding these and other factors which may cause results to differ materially from those projected in forward-looking statements are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statements that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

Readers should be aware that historical results are not necessarily indicative of future performance; actual results will vary from estimates and variances may be significant.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated or Inferred Resources: The United States Securities and Exchange Commission (“SEC”) permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. The Company uses certain terms in this MD&A, such as “measured,” “indicated,” and “inferred” “resources,” which the SEC guidelines prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company’s Form 40-F which may be secured from Canadian Zinc, or from the SEC’s website at www.sec.gov. “Inferred mineral resources” have significant uncertainty as to their existence, and as to their economic feasibility. United States investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically mineable. It cannot be assumed that all or any part of an inferred mineral resource would ever be upgraded to a higher category. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves.

Cautionary Note: Mineral Resources that are not mineral reserves do not have demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that all or any part of an inferred mineral resource will ever be upgraded to a measured or indicated mineral resource or to a mineral reserve.

Additional information about the Company, including the Company’s Annual Information Form, is available under the Company’s profile on SEDAR at www.sedar.com and on the Company’s website at www.canadianzinc.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.

Qualified Person: Alan Taylor, P.Geo., Vice President of Exploration, Chief Operating Officer and Director of the Company, who is a Non-Independent Qualified Person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has prepared, supervised the preparation of or reviewed, the parts of this MD&A that are of a scientific or technical nature.

OVERVIEW

Canadian Zinc Corporation currently exists under the Business Corporations Act (British Columbia). The Company was incorporated in British Columbia, Canada, on December 16, 1965, under the Companies Act of British Columbia. On June 16, 2004, the Company's shareholders adopted new Articles to bring the Company's Charter documents up to date and into conformity with the new Business Corporations Act (British Columbia).

The address of the Company’s registered office is Suite 1710, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9. The Company’s common shares are listed on the Toronto Stock Exchange under the symbol “CZN” and on the OTCQB under the symbol “CZICF”.

The Company’s key project is the 100%-owned Prairie Creek Mine, an advanced-staged, permitted, partially developed zinc-lead-silver property, located in the Northwest Territories, Canada (the “Prairie Creek Property”, “Prairie Creek Project” or “Prairie Creek Mine”). Prairie Creek is an underground operation that will utilize multiple mining methods to access ore. Canadian Zinc has extensive infrastructure in place including five kilometres of underground workings and related equipment, a 1,000 tonne per day mill to be upgraded, a heavy duty and light duty surface fleet, three exploration diamond drills and a 1,000 metre airstrip.

Canadian Zinc’s primary objective is to bring the Prairie Creek Mine into production at the earliest opportunity and in pursuit of that objective secure the necessary capital funding to rehabilitate, upgrade and modernize the Mine, inclusive of the processing plant and related site infrastructure.

The Prairie Creek Project contains a Mineral Reserve of 5.2 million tonnes averaging 9.4% zinc, 9.5% lead and 151 g/t silver. In addition, Prairie Creek also hosts an Inferred Resource of 6.2 million tonnes averaging 14.5% zinc, 11.5% lead, 0.57% copper and 229 g/t silver.

A Preliminary Feasibility Study (“PFS”) completed in 2012 indicated a net present value, pre-tax, of $253 million (post-tax of $155 million), using an 8% discount, with an internal rate of return of 40.4% (post-tax of 31.7%) and a payback period of three years (post-tax period of three years) and estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. (Technical Report AMC Mining Consultants (Canada) Ltd., June 2012, Revised July 2014).

The Company is currently working on optimization programs to improve and optimize the PFS. The main objective is to enhance overall mine economics by finalizing efficient designs, detailing and assessing what existing equipment can be utilized, determining what needs to be upgraded, exploring methods to reduce initial capital costs and completing bid tender packages that will define with feasibility level accuracy the actual capital cost required to place the mine into production.

To accomplish this task, the Company is working with three expert consulting firms. Canadian Zinc has engaged AMC Consultants (“AMC”) to undertake an underground optimization study of the mine plan with a view to reducing the initial mine development, shortening the development schedule and minimizing mine operating costs. The Company has engaged Tetra Tech WEI Inc. (“Tetra Tech”) to provide technical services for basic engineering and procurement services for the development of major equipment packages, facility rehabilitation and repair work and capital items for the Prairie Creek Mine. The contract tendering and procurement process, managed by Tetra Tech, is an important phase of the Prairie Creek Project that will refine and augment the design work completed previously and will generate definitive feasibility level estimates of the capital cost and schedules, and in turn reduce contingency factors, required to place the Prairie Creek Mine into operation. The Company has also engaged Cliveden Trading AG (“Cliveden”) to formulate a comprehensive marketing strategy for all planned lead and zinc concentrates production and advise CZN on commercial and marketing matters.

The optimization program is ongoing and is targeted to be concluded by the end of 2014 and results are expected to be published early in 2015.

Canadian Zinc also owns an extensive mineral land package in central Newfoundland covering three large VMS projects with known mineral deposits and excellent exploration potential, including the South Tally Pond project, which hosts the Lemarchant deposit; the Tulks South project, which hosts the Boomerang and Domino deposits and the Hurricane and Tulks East prospects; and the Long Lake project.

During the quarter the Company conducted a summer drill program on the Tulks South and Long Lake projects. At Tulks South, 13 drillholes totaling 4,060 metres were drilled to expand the Boomerang-Domino deposit and to test the Hurricane prospect. In addition, a four-hole program totaling 1,377 metres was completed to test the Tulks East prospect. At the Long Lake a drill program of 11 drillholes totaling 2,712 metres was completed. The drill programs at Tulks South and Long Lake were successful, and considered very encouraging, in that 20 of the 27 holes intersected the targeted mineralization, including some massive sulphides intercepts ranging up to 25% zinc and 15% lead.

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a single deposit, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be processed in a central milling facility.

The Company is considered to be in the exploration and development stage given that its exploration properties are not yet in production and, to date, have not earned any significant revenues. The recoverability of amounts shown for exploration and evaluation assets is dependent on the existence of economically recoverable reserves, obtaining and/or maintaining the necessary permits to operate a mine, obtaining the financing to complete development and future profitable production.

PRAIRIE CREEK PROJECT

The mining contract for the initial underground exploration and development program at the Prairie Creek Mine was awarded to Procon Mining and Tunneling Ltd. (“Procon”) in October 2014.

The mining contract was awarded to Procon following a tendering process which included a number of major mining contractors with the objective of optimising mine development and operating costs related to the Prairie Creek Mine. This involved the creation of a comprehensive mine tender package and an underground site visit to Prairie Creek by all prospective contractors, which led to tenders being developed by the contractors and bids submitted which were subsequently assessed by the Company.

Procon has a long reputation of mining in the north and has direct experience with the Prairie Creek Mine having completed underground programs in 2004/5, including a continuous underground winter program during 2006/7 which involved the establishment of a new 650 metre-long exploration decline from which exploration drilling was undertaken.

The Prairie Creek mine exploration and development program has been divided into stages.

The first stage will be to re-open access to the underground by dewatering and re-installing electrical and ventilation services to the 650 metre-long decline which is located at the end of the 870m underground level. Rehabilitation of the underground workings near the 930m level portal area will also take place by removing all old timbers and bolting and shotcreting the area. The portal area at the 930m level also contains the primary ventilation fan which distributes air to the lower level. Further rehabilitation of some manway raises and refuge stations is also planned.

After completion of the rehabilitation Canadian Zinc plans to carry out an exploration diamond drill program from underground drill stations located at the end of the decline, with the objective of upgrading part of the currently inferred resources to an indicated category. The drilling is planned on four, 50-metre sections and will comprise about 6,000 metres of diamond drill coring over 21 holes.

During dewatering of the decline hydrological monitors will be installed in the 870 level bedrock walls to measure groundwater aquifer flows. Data from this monitoring program will provide necessary information to predict future underground water pumping requirements and plan water management.

At the same time as the underground program is proceeding, upgrades and repairs of existing surface facilities will continue. This surface program will include completing further site testing and engineering design work for the proposed water storage pond and the waste rock pile, including conducting penetrometer tests on the pond substrate, and additional test pitting in the base area of the proposed waste rock pile facility.

Additional rehabilitation work is already underway on the existing camp to upgrade the trailers to more efficient standards for winter accommodations. Continued demolition of the old mill powerhouse generators and switchgear to prepare the powerhouse for the proposed new power generating equipment is also being carried out. Further upgrades of workshops and assessment of the sewage treatment plant has been completed.

In preparation for Procon’s winter underground exploration program, a diesel airlift was completed utilizing the DHC-5 Buffalo aircraft to bring in approximately 200,000 litres of diesel fuel to support operations. A subsequent airlift of mining equipment and supplies using the same aircraft is currently underway.

Optimization Update

A number of underground studies including geotechnical, ventilation, backfill and mine plan design have been completed, with additional studies on backfill rheology and ventilation options currently underway. AMC is also completing an update to the mineral resource model which will form the basis of a new mine plan reserve and scheduling.

Metallurgical studies are also being carried out to optimize the mill flow-sheet with the objective of reducing smelter penalty charges for deleterious elements such as mercury. These studies are on-going and include lab testing combined with evaluation of projected economics to better determine optimum concentrate specifications. These metallurgical studies will be integrated in tandem with the Company’s concentrate marketing plan. With the assistance of Cliveden the Company is completing a concentrate marketing plan which will include detailed analysis of feasible destinations for Prairie Creek concentrate production.

Tetra Tech has completed development of tender packages for further advancement of engineering designs, detailing and assessing what existing equipment can be utilized and better determining upgrade requirements, including mine rehabilitation and development; mill completion; power generation and distribution; heat recovery systems; dense media separation plant; paste fill plant; water treatment plant; instrumentation and control systems; camp construction and winter road construction and maintenance needed to put the Prairie Creek Mine into production.

Bid tender documents relating to all capital cost equipment and development packages have been distributed. Competitive tenders have been received for most tender packages. Some contracts have been awarded, a variety of the tender package submissions are currently being evaluated and one major tender package is awaiting submission from vendors. A transportation services contract document has been tendered by Tetra Tech which will help determine transport costs and prospective road contractors were given a reconnaissance inspection of the road alignment so they could view the terrain prior to the onset of winter.

Prairie Creek Permitting

In December 2013, the Company filed an application to the Mackenzie Valley Land and Water Board (“MVLWB”) for amendments to the timing schedules of the various security deposits to be provided to the Minister of of Aboriginal Affairs and Northern Development Canada under the Type “A” Water Licence and the Land Use Permit. The Company also requested an extension of the term of the Water Licence. The Department of Aboriginal Affairs and Northern Development Canada has confirmed to the MVLWB that the Board’s assessment of the Company’s liability for the cost of closure and reclamation is not applicable until a new lease for production replaces the existing care and maintenance surface lease. The Company has provided responses to Information Requests and the MVLWB has circulated the application to interested parties for comment.

In August 2014, CZN submitted an amended development schedule for the Prairie Creek mine to the MVLWB and this was followed up by an application to the MVLWB in October 2014 requesting that the Water Licence be held in abeyance until more certainty develops around the actual commencement of construction and the mine development schedule. This action would defer the schedule and dates in the licence for the submission of various plans until the activation of licence and the commencement of operations. The MVLWB is considering the Company’s request and has recently circulated this application to interested parties for comment.

In April 2014, the Company submitted applications to the Mackenzie Valley Land and Water Board and to Parks Canada for Land Use Permits to permit the possible future upgrade of the current winter access road to all-season use. The applications, as expected, were referred to environmental assessment by the Mackenzie Valley Environmental Impact Review Board (“MVRB”). In June 2014, the Company presented a Developer’s scoping document to local affected communities and organizations. In September 2014, the MVRB issued the final Terms of Reference and the Company is currently compiling a Developers Assessment Report.

A helicopter supported field program was completed in July along the road corridor joining the mine with the existing Highway #7 to initially assess and gather additional data in support of the permit application for an all-season road. In September 2014, CZN completed a larger phase helicopter-supported engineering and environmental field studies associated with the all season road permit applications. Engineering studies were focussed on confirming the optimum alignment, preferred locations for an airstrip, determining the location and nature of stream crossings, and investigating and sampling areas of potential permafrost occurrence or instability, as well as borrow sources. Environmental studies consisted of a caribou occupancy wildlife survey, habitat data collection at fish-bearing stream crossings, and surface water and stream sediment sample collection.

The Company anticipates the environmental assessment and permitting process for this application will take approximately one and one half years to complete.

NEWFOUNDLAND PROPERTIES

Canadian Zinc owns an extensive land package in central Newfoundland that includes three VMS projects, each with defined deposits, which are being explored by Canadian Zinc. Key deposits on each project are listed below:

South Tally Pond project - Lemarchant deposit; Indicated Mineral Resource of 1.24 million tonnes grading 5.38% zinc, 0.58% copper, 1.19% lead, 1.01 g/t gold and 59.17 g/t silver plus an additional Inferred Mineral Resource of 1.34 million tonnes grading 3.70% zinc, 0.41% copper, 0.86% lead, 1.00 g/t gold and 50.41 g/t silver (Giroux Consultants 2012);

Tulks South project - Boomerang-Domino deposit: Indicated Mineral Resource of 1.36 million tonnes grading 7.1% zinc, 3.0% lead, 0.5% copper, 110 g/t silver and 1.7 g/t gold plus an additional Inferred Mineral Resource of 0.69 million tonnes grading 6.5% zinc, 2.8% lead, 0.4% copper, 95 g/t silver and 1.0 g/t gold (Snowden 2007); and the Hurricane and Tulks East prospects; and

Long Lake project - Long Lake deposit: Indicated Mineral Resource of 0.48 million tonnes grading 7.8% zinc, 1.6% lead, 0.97% copper, 49 g/t silver and 0.57 g/t gold plus an additional Inferred Mineral Resource of 78,000 tonnes grading 5.7% zinc, 1.2% lead, 0.7% copper, 34 g/t silver and 0.48 g/t gold (SRK, 2012).

The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a single deposit, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be processed in a central milling facility.

In the summer 2014 exploration program 28 drillholes with a total of 8,000 metres were completed at the Tulks South and Long Lake projects. Four drillholes (1,377 metres) were recently completed on the Tulks East deposit at (Tulks South) and drilling is continuing on the Lamarchant deposit.

Tulks South Project

In June 2014, the Company undertook a diamond drill program on its Tulks South property, focused on expanding the the mineral resource at the Boomerang-Domino deposit, extending the nearby Hurricane prospect mineralization and testing for mineralization in the Tulks East area (2,000 metres).

Six drillholes (1,743 metres) tested for up and down-dip extensions of the Hurricane prospect mineralization and three drillholes (1,287 metres) tested for extensions to the defined Boomerang-Domino deposit. For detailed results of this drill program please see the Company’s press release dated September 11, 2014. Highlights include:

•	Drillhole GA14-278 intersected 13.23% zinc, 8.24% lead, 0.70% copper, 135.8 g/t silver and 0.67 g/t gold over 2.37 metres in the down-dip extension of the Hurricane Prospect, and;
•
Drillhole GA14-281 intersected 4.45% zinc, 1.82% lead, 0.18% copper, 52.15 g/t silver and 0.82 g/t gold over 2.49 metres in a previously untested area between the Boomerang and Domino massive sulphide lenses.

Eight of the drillholes intersected the strongly altered, mineralized rhyolite stratigraphy (footwall), located directly below the mineralized horizon which hosts the Boomerang-Domino deposit and Hurricane mineralization. The two highlighted massive sulphide intersections are located along this horizon at the top of the footwall stratigraphy.

Subsequent to the end of the third quarter four holes (1,377 metres) were completed on the Tulks East prospect. Tulks East is comprised of two zones, A Zone and B Zone, with earlier historical resources estimates. Two holes successfully extended the A Zone mineralization a further 50 metres down-dip, which remains open to the northwest and northeast. For detailed results of this drill program please see the Company’s press release dated November 6, 2014.

Long Lake Project

Following completion of the drill program at Tulks South, the drill was mobilized to the Long Lake project where a 2,000 metre wide spaced drill program was successful in extending the copper-lead-zinc massive sulphide mineralization. both up- and down-dip and along strike and showed a marked increase in the copper, lead, zinc, silver and gold grades to the west of the defined Main Zone deposit. For detailed results of this drill program please see the Company’s press release dated October 21, 2014. Highlights include:

•	Drillhole LL14-50 intersected 25.50% zinc, 5.90% lead, 1.29% copper, 189.7 g/t silver and 1.87 g/t gold over 1.20 metres (core length) from 42.2 to 43.4 metres downhole.
•	Drillhole LL14-51 intersected 10.81% zinc, 1.99% lead, 1.59% copper, 86.95 g/t silver and 1.39 g/t gold over 2.25 metres (core length) at 175 metres below surface.
•	Drillhole LL14-52 intersected 19.56% zinc, 6.59% lead, 1.29% copper, 131.42 g/t silver and 1.85 g/t gold over 1.10 metres (core length) 75 metres down-dip of LL14-51.

A total of 11 drillholes (2,712 metres) was completed at the Long Lake Main Zone VMS deposit. Ten of the eleven drill holes intersected the mineralized horizon between approximately 50 and 350 metres vertical depth.

South Tally Pond Project

The drill has now been moved to the South Tally Pond VMS project where a 1,500 metre drill program will be completed to further evaluate the Northwest zone at the Lemarchant deposit. Drilling is expected to be completed at the end of November. The South Tally Pond project is located adjacent to, and in the same volcanic belt as, the Duck Pond Cu-Zn Mine and Mill complex operated by Teck Resources.

A winter diamond drill program on the South Tally Pond copper-lead-zinc-silver-gold project was completed in March 2014. Six drillholes, totaling 2,350 metres were completed at the Northwest mineralized zone located 250 metres northwest of the drill-defined Lemarchant Deposit. The 2014 winter drilling program successfully extended the Northwest zone mineralization which remains open for further expansion. For detailed results of this drill program please see the Company’s press release dated April 8, 2014.

VATUKOULA GOLD MINES PLC

Canadian Zinc currently holds 12,573,380 shares of Vatukoula Gold Mines plc, (“VGM”) which represents approximately 3.6% of the issued share capital. VGM is a UK company which owns and operates the Vatukoula Gold Mine in Fiji. Following a general meeting held on June 23, 2014, VGM announced that effective July 1, 2014, VGM shares would no longer trade on AIM (part of the London Stock Exchange). An arrangement has been made with W. H. Ireland Group PLC to provide a Matched Bargain Service for existing shareholders wanting to dispose of existing shares, increase their current holding or invest in VGM. VGM shares are no longer traded on a regulated market.

The VGM shares held by Canadian Zinc continue to be classified as marketable securities at their fair market value. The carrying value of the securities is adjusted at each reporting period to the then fair value with the resulting unrealized gains or losses included in comprehensive income or loss for the period.

For the three and nine months ended September 30, 2014 VGM achieved gold shipments of 11,043 ounces and 27,985 ounces, respectively. Canadian Zinc recorded a mark-to-market loss of $nil and $802,000 on its investment in Vatukoula Gold Mines during the three and nine month periods ended September 30, 2014 compared to a gain of $258,000 during the three month period ended September 30, 2013 and a loss of $3.5 million during the nine month period ended September 30, 2013. At September 30, 2014, the Company’s investment in VGM had a fair value of $526,000. The Company considers there has been no change in fair value as of the date of this MD&A. The outlook for this investment is dependent on the ongoing performance of VGM.

BOUGHT DEAL FINANCING FOR $15.8 MILLION COMPLETED

On July 31, 2014, the Company closed a bought deal public offering of units and flow-through shares (the “Offering”) through a syndicate of underwriters led by Dundee Securities Ltd. and included Canaccord Genuity Corp. and Paradigm Capital Inc. (together, the "Underwriters").

The Company issued 28,572,000 units (“Units”) at a price of $0.35 per Unit for gross proceeds of $10,000,200, and 15,134,000 common shares, which qualify as “flow-through” shares (the "FT Shares”) at a price of $0.38 per FT Share for gross proceeds of $5,750,920, including 1,974,000 FT Shares issued upon the exercise by the Underwriters of the over-allotment option in respect of the FT Shares.

Each Unit is comprised of one common share and one half of one common share purchase warrant (each full warrant, a “Warrant”). Each Warrant entitles the holder to purchase one common share at an exercise price of $0.50 on or before July 31, 2017.

The net proceeds from the Units will be used to advance the Prairie Creek Mine towards production.

The net proceeds from the FT Shares will be used to incur eligible Canadian Exploration Expenses, as defined under the Tax Act, that will be renounced in favour of the purchasers with an effective date of no later than December 31, 2014. The funds are intended to be used to undertake exploration programs on the Prairie Creek Property with the goal of increasing mineral reserves and resources and to further explore the company’s VMS properties in central Newfoundland.

METAL PRICES RECOVERING BUT MARKETS WATCHING CHINA

Metal prices continued their upward trend from the second quarter. Although long-term price projections for lead and zinc remain strong, concerns about China’s ability to maintain its targeted 7.5% growth rate took some of the momentum out of the markets towards the end of the third quarter.

LME zinc prices averaged US$1.045 per pound in the third quarter of 2014, after reaching a near three-year high of US$1.10 in July. The price of zinc was up almost 10% from the second quarter and up more than 20% for the year to date, as inventories dropped slightly from the previous quarter to around 750,000 tonnes. Lead prices averaged US$0.97 per pound in the third quarter, up slightly from the second quarter and almost 2% from a year ago.

Overall, demand indicators continue to imply a period of global growth which, historically, has been supportive for zinc and lead prices. The growth in global zinc consumption is forecast to rise at an annual rate of 2.7% between 2013 and 2035. Wood Mackenzie has indicated that 2015 will be the fourth year of global deficit and the year that sustained draw-down of general zinc inventories should begin.

The International Lead and Zinc Study Group (“ILZSG”) reported on October 17, 2014 that it is expected that global demand for refined zinc metal will exceed supply by a significant margin in both 2014 and 2015. The deficit is estimated at 403,000 tonnes in 2014 and 366,000 tonnes in 2015. It is anticipated that global demand for refined zinc metal will rise by 5.1% to 13.65 million tonnes in 2014 and a further 2.9% to 14.05 million tonnes in 2015, primarily driven by increased Chinese usage, while global refined zinc metal production will rise by 2.9% to 13.25 million tonnes in 2014 and by 3.3% to 13.68 million tonnes in 2015 mainly as a consequence of a further expansion of output in China.

The global lead metal market is expected to move into deficit from 2014 onwards. ILZSG anticipates that global demand for refined lead metal will continue to exceed supply in both 2014 and 2015. The deficit is estimated at 38,000 tonnes in 2014 and 23,000 tonnes in 2015. Global demand for refined lead metal is forecast to rise by 1.4% to 11.33 million tonnes in 2014 and by a further 2.1% to 11.56 million tonnes in 2015. Overall, world production of refined lead metal is forecast to rise by 1.5% to 11.29 million tonnes in 2014 and a further 2.2% to 11.54 million tonnes in 2015.

OUTLOOK

Canadian Zinc’s focus for the balance of 2014 and 2015 will be to advance the Prairie Creek Project towards production.

The Company has initiated the first phase underground exploration and development program, will continue engineering and preliminary procurement already underway and plans to complete the optimization studies by the end of 2014.

Canadian Zinc will also continue to evaluate strategies for raising the senior financing necessary to complete the development and construction of the Prairie Creek Mine. The recent successful financing enables the Company to move forward with reopening the underground, installing electrical and ventilation services and initiating a diamond drill exploration program from the existing underground workings during the remaining part of 2014 and carrying into 2015.

The exploration programs in central Newfoundland are ongoing and will be completed by the end of the year. The Company’s exploration strategy in Newfoundland is to continue to build on its existing polymetallic resource base with the aim of developing either a single deposit, similar to the past-producing mine at Buchans or the Duck Pond mine, or a number of smaller deposits that could be processed in a central milling facility.

At September 30, 2014, the Company had working capital of $16 million and expects it will be able to meet its current commitments, continue its planned 2014 programs and planned 2015 corporate activities.

SUMMARY OF QUARTERLY RESULTS

(Unaudited)			Net Income (Loss) per
Quarter ended	Investment Income	Net Income (Loss)	Common Share – basic and diluted
30-Sep-14	$38	$(3,659)	$(0.02)
30-Jun-14	28	(3,071)	(0.02)
31-Mar-14	36	(2,027)	(0.01)
31-Dec-13	46	(3,404)	(0.02)
30-Sep-13	42	(1,626)	(0.01)
30-Jun-13	6	2,792	0.02
31-Mar-13	12	(4,673)	(0.03)
31-Dec-12	22	(7,294)	(0.05)
(thousands of Canadian dollars except per share amounts)

The Company sold a net smelter royalty in the second quarter of 2013 and completed an equity financing in the third quarters of 2014 and 2013 which increased cash, cash equivalents and short-term investments and provided the Company with increased investment income. Investment income decreased in all other periods as the Company funded its operating activities. In addition, the rate of return for such investments has remained significantly low for all eight quarters.

The net income or loss in all quarters were significantly affected by the Company’s exploration and evaluation costs which, in accordance with the Company’s accounting policy, are expensed as incurred. The second quarter of 2013 was also significantly affected by the gain recorded on the sale of a net smelter royalty on the Prairie Creek Property. All quarters, except the third quarters of 2013 and 2012 and the first quarter of 2014, were significantly affected by a loss in the fair market value of the Company’s investment in VGM. The third quarter of 2013 was significantly affected by a gain in the fair market value of the Company’s investment in VGM.

REVIEW OF FINANCIAL RESULTS

This review of the results of operations should be read in conjunction with the unaudited interim consolidated financial statements of the Company for the three and nine month periods ended September 30, 2014 and other public disclosure documents of the Company.

For the three and nine month periods ended September 30, 2014, the Company reported a net loss and comprehensive loss of $3,659,000 and $8,757,000 compared to a net loss and comprehensive loss of $1,626,000 and $3,507,000 for the comparative periods ended September 30, 2013.

Included in the loss for the three and nine month periods ended September 30, 2014, were exploration and evaluations costs of $3,232,000 and $6,447,000 respectively, compared to $1,483,000 and $3,982,000 for the same periods ended September 30, 2013.

Exploration and Evaluation Costs

For the three and nine month periods ended September 30, 2014, the Company expensed $2,183,000 and $4,877,000 respectively on its exploration and evaluation programs at Prairie Creek compared to $1,286,000 and $3,391,000 for the same periods ended September 30, 2013. The overall increase in expenditures at the Prairie Creek Mine site was due to the increased mine planning and feasibility studies costs of $2,625,000 in the first three quarters of 2014 compared to $1,248,000 for the comparative period as the Company continues its various development programs for the operation of the Prairie Creek Mine.

For the three and nine month periods ended September 30, 2014, the Company also expensed $1,049,000 and $1,570,000 respectively on its exploration and evaluation properties in central Newfoundland compared to $197,000 and $591,000 respectively for the comparative periods.

Details of the exploration and evaluation costs are shown in Note 12 to the unaudited interim consolidated financial statements for the three and nine month periods ended September 30, 2014.

Revenue and Investment Income

The Company does not generate any cash flows from operations. To date the Company has not earned any significant revenues other than interest and related investment income. Investment income for the three and nine month periods ended September 30, 2014 were $38,000 and $102,000 respectively versus $42,000 and $60,000 for the comparative periods. The increase is attributable to the overall increase in amounts available for investment during 2014.

Administrative Expenses

The Company recorded administrative expenses (excluding share-based compensation and depreciation) of $445,000 and $1,536,000 for the three and nine month periods ended September 30, 2014 which is relatively similar to $527,000 and $1,588,000 for the same periods in the previous year.

Share-Based Compensation

Share-based compensation was $3,000 and $23,000 for the three and nine month periods ended September 30, 2014 versus $24,000 and $102,000 for the comparative periods due to a lower amount of stock options vesting throughout the current periods. The share-based compensation expense value was calculated using the Black-Scholes valuation method with assumptions as described in the ”Critical Accounting Estimates” section to this MD&A.

Other Income (Expenses)

The Company reported a loss on marketable securities of $nil and $802,000 for the three and nine month periods ended September 30, 2014 versus a gain of $348,000 and a loss of $3,430,000 for the three and nine month periods ended September 30, 2013. All the Company’s marketable securities have been designated as fair value through profit or loss by the Company.

The Company also recorded a gain on the sale of a 1.2% net smelter royalty on the Prairie Creek Mine to Sandstorm Metals & Energy Ltd. for net proceeds of $10,271,000 in the second quarter of 2013. The Company’s policy is to recognize, in income, costs recovered on exploration and evaluation assets when amounts received or receivable are in excess of the carrying amount of the corresponding exploration and evaluation asset. Accordingly, the Company reduced the carrying value of the Prairie Creek Mine to $nil in the second quarter of 2013 and recognized a gain on the sale of mineral property interests of $5,439,000 on the consolidated statement of income (loss) with no comparable amount in 2014.

Excluding the gain or loss on marketable securities and the gain on the sale of a net smelter returns royalty, the Company recorded a net loss of $3,659,000 in the third quarter of 2014 and a net loss of $7,955,000 for the nine month period ended September 30, 2014 compared to net losses of $1,974,000 and $5,516,000 in the same periods last year.

LIQUIDITY, FINANCIAL CONDITION AND CAPITAL RESOURCES

Cash inflows from financing activities totaled $14,499,000 for the nine month period ended September 30, 2014 versus $3,704,000 for the comparative period, due to the Company’s financing activities in the third quarters of 2014 and 2013. The Company also raised $357,000 for the issue of 1,513,134 common shares upon the exercise of stock options at exercise prices of $0.23 and $0.30 per common share for total proceeds of $357,000 during the nine month period ended September 30, 2014. During the comparable period last year 200,000 common shares were issued upon the exercise of stock options at an exercise price of $0.23 per common share for total proceeds of $46,000.

At September 30, 2014, the Company had a positive working capital balance of $16,017,000 including cash and cash equivalents of $12,207,000, short term investments of $5,000,000 and marketable securities of $526,000 (for a total of $17,733,000). At December 31, 2013, the Company had cash and cash equivalents of $8,376,000, short term investments of $2,005,000, marketable securities of $1,328,000, and a positive working capital balance of $10,617,000.

The Company’s accounts payable and accrued and other liabilities at September 30, 2014 were $2,308,000 compared to $1,624,000 as at December 31, 2013.

Canadian Zinc does not generate any cash flows from operations and has no income other than investment income. The Company relies on financings to fund its working capital requirements and planned exploration, development and permitting activities. The Company expects its current working capital will be able to meet current commitments and allow 2014 and 2015 programs to proceed as planned.

Additional capital will be required in order to bring the Prairie Creek Mine into production in the future. The ability to raise additional financing may be impacted by conditions beyond the control of the Company, such as continued uncertainty in the capital markets and depressed commodity prices, or such financing may not be available on favourable terms. This is discussed in more detail in the “Risk Factors” section in this MD&A.

The Preliminary Feasibility Study completed in June 2012 estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production was estimated in the PFS to be $34 million plus a contingency of $7 million for a total of $41 million. The PFS included an estimate of $12.8 million in respect of security deposits or financial assurance required to secure reclamation obligations arising under various surface leases, permits and licences. The new water licences and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million.

The following table reflects the Company’s aggregate contractual commitments as of September 30, 2014:

(thousands of Canadian dollars)	Payment due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating Lease Obligation (1)	453	46	407	-	-
Decommissioning Liability (2)	2,961	-	-	-	2,961
Total Contractual Obligations	3,414	46	407	-	2,961

(1)	Represents obligations under operating leases for office space and equipment.
(2)	The decommissioning liability obligation represents undiscounted costs which are anticipated to be predominantly incurred at the end of the life of the Prairie Creek Mine.

The table above does not include the annual fees related to the Company’s mining leases, surface leases and mineral claims which total approximately $45,000 per annum and property taxes of approximately $30,000 per annum.

FINANCING - USE OF PROCEEDS

During the quarter ended September 30, 2014, the Company completed an equity financing, which closed July 31, 2014, by way of a short form Prospectus dated July 23, 2104, raising gross proceeds of $15.8 million. The following table details how the net proceeds of the financing have been used up to September 30, 2014 compared to the anticipated use of the net proceeds set out in the Prospectus, including additional net proceeds derived from the sale of additional flow-through shares upon the exercise, in part, by the Underwriters of their over-allotment option.

	Net Use of Proceeds
	Prospectus	Actual
Prairie Creek Mine Development Programs	$8,000	$-
Exploration Programs	5,751	753
General and Administrative	748	-
Total	$14,499	$753
(Unaudited, thousands of Canadian dollars)

As financing was closed on July 31, 2014 it is premature to provide any variance analysis. The allocation of the net proceeds of the financing may be adjusted within the stated categories of expenditures above depending on, among other things, timing of receipt of required government approvals, availability of equipment and services, and general political and market conditions. Further, while the Company intends to use the net proceeds as stated above, there may be circumstances that are not known at this time where a reallocation of the net proceeds may be advisable for business reasons that management believes are in the Company's best interest.

OUTSTANDING SHARE DATA

As at the date of this MD&A, the Company has 218,047,709 common shares issued and outstanding. In addition, there are outstanding stock options and warrants for a further 5,734,600 and 17,295,960 common shares respectively.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no off-balance sheet arrangements as at the date of this MD&A.

TRANSACTIONS BETWEEN RELATED PARTIES

For the three and nine month periods ended September 30, 2014, the Company incurred rent expense in the amounts of $6,000 and $18,000, respectively, with a corporation in which the Chairman of CZN is also a director, versus $6,000 and $18,000 for the comparative periods. These transactions were within the normal course of business and have been recorded at amounts agreed to by the transacting parties. At September 30, 2014, $5,000 relating to amounts owing to related parties was included in accounts payable and accrued and other liabilities (December 31, 2013 - $2,000).

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from these estimates. The critical accounting estimates used in determining the Company’s financial results and position are listed below.

Decommissioning liability (environmental estimates)

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations, including those associated with the reclamation of exploration and evaluation assets and property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. Initially, a provision for a decommissioning liability is recognized at its present value in the period in which it is incurred, which is generally when an environmental disturbance occurs or a constructive obligation is determined. Upon initial recognition of the liability, a corresponding amount is added to the carrying amount of the related asset and the cost is amortized as an expense over the economic life of the asset using the unit of production method. Following the initial recognition of a decommissioning liability, the carrying amount of the liability is increased for the passage of time and adjusted for changes to the current market-based discount rate and the amount or timing of the underlying cash flows needed to settle the obligation. Changes to estimated future costs are recognized in the consolidated statement of financial position by either increasing or decreasing the decommissioning liability and the decommissioning asset.

Various assumptions are used in determining the liability including current mine plans, future retirement costs and estimates of resources. The estimates used require extensive judgment as to the nature, cost and timing of the work to be completed and may change with future changes to cost structures, environmental laws and requirements and remediation practices employed. Management evaluates the decommissioning liability estimates at the end of each reporting period to determine whether the estimates continue to be appropriate.

The Company’s decommissioning liability of the Prairie Creek site, as it currently exists, is calculated as at September 30, 2014 to be $2,961,000 (December 31, 2013 - $2,961,000), being the estimated future net cash outflows of the reclamation and closure costs, including a 30% contingency and inflation of 2%, required to satisfy the obligations, settlement of which will occur subsequent to closure of the mine through to 2029. The discounted decommissioning liability is calculated using a risk free rate of 2.56% per annum (December 31, 2013 – 3.13%).

Reclamation and closure costs have been estimated based on the Company’s understanding of its current obligations under its existing surface leases, land use permits and Type “B” Water Licence for reclamation and closure of the Company’s Prairie Creek Mine site as it now exists with the current infrastructure. The Company will recognize an increased decommissioning liability for additional reclamation and closure costs upon undertaking future development, construction and mining activities.

Exploration and evaluation asset policy

Significant judgement must be exercised in determining when a project of the Company moves from the exploration and evaluation phase and into the development phase. The existence and extent of proven or probable mineral reserves; retention of regulatory permits and licences; the availability of development financing; current and future metal prices; and market sentiment are all indications leading to the Company’s project moving to the development phase. Exploration and evaluation costs are capitalized as deferred development expenditures and included within exploration and evaluation assets upon a project moving to the development phase. There are currently no projects that have moved to the development phase. The Company evaluates the status of each project at the end of each reporting period to determine the current phase of each project and whether to subsequently capitalize applicable costs.

Impairment of long-lived assets

The carrying value of property, plant and equipment at September 30, 2014 was $806,000 (December 31, 2013 - $860,000) and for exploration and evaluation assets was $5,553,000 (December 31, 2013 - $5,432,000).

The Company assesses at each date of the consolidated statement of financial position the carrying amounts of non-financial assets to determine whether there is an indication that those assets have suffered an impairment loss. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the assets belong.

Recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments for the time value of money and risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in the consolidated statement of comprehensive income or loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A previously recognized impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognized.

As at September 30, 2014, management carried out an impairment assessment and determined that, notwithstanding the Company’s history of losses, and based upon best estimates available, no impairment of the carrying value of exploration and evaluation assets was indicated.

In assessing the future estimated cash flows management uses various estimates including, but not limited to estimated future operating and capital costs as well as future commodity prices and estimates based upon indicated and inferred resources. By their very nature, there can be no assurance that these estimates will actually be reflected in the future construction or operation of a mine. The ultimate recoverability of amounts deferred for exploration and evaluation assets is dependent upon, amongst other things, obtaining the necessary financing to complete the development of, and obtaining the necessary permits to operate, a mine.

FINANCIAL INSTRUMENTS

Financial assets are initially recorded at fair value and designated upon inception into one of the following four categories: held-to-maturity, available-for-sale, loans and receivables or at fair value through profit or loss (“FVTPL”).

Financial assets classified as loans and receivables are measured at amortized cost less impairment. The Company has classified its other receivables as loans and receivables.

Financial assets classified as FVTPL are measured at fair value with unrealized gains and losses recognized through earnings. The Company has classified its cash and cash equivalents, short-term investments, marketable securities and other long-term assets as FVTPL. The Company designated its marketable securities as FVTPL upon initial recognition in accordance with an investment strategy that management uses to evaluate performance on a fair value basis.

Financial assets classified as held-to-maturity are measured at amortized cost. The Company has no financial assets classified as held-to-maturity.

Financial assets classified as available-for-sale are measured at fair value with unrealized gains and losses recognized in other comprehensive income (loss) except for losses in value that are considered other than temporary. The Company has no financial assets classified as available-for-sale.

Transaction costs associated with FVTPL financial assets are expensed as incurred, while transaction costs associated with all other financial assets are included in the initial carrying amount of the asset.

Financial liabilities are initially recorded at fair value and designated upon inception as FVTPL or classified as other financial liabilities.

Financial liabilities classified as other financial liabilities are initially recognized at fair value less directly attributable transaction costs. Subsequently, they are measured at amortized cost using the effective interest method. The Company has classified its accounts payable and accrued liabilities as other financial liabilities.

Financial liabilities classified as FVTPL include financial liabilities held-for-trading and financial liabilities designated upon initial recognition as FVTPL. Fair value changes on financial liabilities classified as FVTPL are recognized through the consolidated statement of comprehensive income or loss. The Company has no financial liabilities classified as FVTPL.

The following table reflects the Company’s categories of financial instruments as at the specified date:

		September 30, 2014	December 31, 2013
Cash and cash equivalents	FVTPL	$12,207	$8,376
Short-term investments	FVTPL	5,000	2,005
Marketable securities	FVTPL	526	1,328
Other receivables	Loans and receivables	255	324
Other long-term assets	FVTPL	525	739
Accounts payable	Other financial liabilities	(702)	(917)
Accrued and other liabilities	Other financial liabilities	(547)	(707)

Included in the income or loss for the nine month period ended September 30, 2014, is investment income on the Company’s cash and cash equivalents and short-term investments. If interest rates had been 100 basis points (1%) lower (higher) then net income or loss would have been approximately $70,000 higher (lower). The Company does not have any debt obligations which expose it to interest rate risk.

The Company considers that the following financial assets are exposed to credit risk: cash and cash equivalents, short-term investments, marketable securities and other long-term assets. The total value of these items at September 30, 2014 is $18,258,000 (December 31, 2013 - $12,448,000). Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company does not currently generate any revenues from sales to customers nor does it hold derivative type instruments that would require a counterparty to fulfill a contractual obligation resulting in a credit risk. The Company seeks to place its cash and cash equivalents, short-term investments and restricted cash with reputable financial institutions. At September 30, 2014, the Company’s cash and cash equivalents, short-term investments and restricted cash were invested with three financial institutions.

Liquidity risk encompasses the risk that the Company cannot meet its financial obligations as they fall due. As at September 30, 2014, the Company had positive working capital of $16,017,000 (December 31, 2013 - $10,617,000). Given positive working capital, the Company believes it will be able to meet its current commitments. The Company believes it will be successful in obtaining the financings required to complete the development of the Prairie Creek Mine site and bring the mine into production as well as to meet ongoing corporate administration costs. However, there is a risk that the Company may not be able to secure adequate funding on reasonable terms, or at all.

DISCLOSURE CONTROLS AND PROCEDURES

The Company’s disclosure controls and procedures are designed to provide reasonable assurance that material items requiring disclosure by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislations is recorded, processed, summarized and reported within the time periods specified in the securities legislation and include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filing, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to the Company’s management, including its Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate to allow timely decisions regarding required disclosure.

As required under National Instrument 52-109, management advises that there have been no changes in the Company’s disclosure controls and procedures that occurred during the most recent interim period, being the three months ended September 30, 2014, that have materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures.

It should be noted that, while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures can prevent all errors or mistakes. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

RISK FACTORS

In conducting its business, Canadian Zinc faces a number of risks and uncertainties, many of which are beyond its ability to control or predict. Because of these risks and uncertainties, actual results may differ materially from those expressed or implied by forward-looking statements, and investors are cautioned not to place undue reliance on such statements, which speak only as of the date hereof. Investors are urged to review the discussion of risk factors associated with the Company’s business as set out in the Company’s Annual Information Form dated as of the date of this MD&A, as well as in the Company’s audited consolidated financial statements (under the headings “Nature of Operations and Going Concern” and “Significant Accounting Policies” and elsewhere within that document) for its most recently completed financial year, being the year ended December 31, 2013, and its other disclosure documents, all as filed on the SEDAR website at www.sedar.com.

Additional risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also impair the Company, and the Company's failure to successfully address any such risks and uncertainties could have a material adverse effect on its business, financial condition and/or results of operations, and the future trading price of its common shares may decline and investors may lose all or part of their investment. The risk factors outlined in this section and elsewhere in this MD&A should be carefully considered by investors when evaluating an investment in the Company.

The management of Canadian Zinc has sought to manage risks within its control using several key components:

Corporate Values: Canadian Zinc promotes its corporate values throughout the Company and has a written Code of Business Conduct and Ethics (the “Code”) that is distributed to all employees and signed by them to acknowledge receipt and compliance with the Code. A copy of the Code is available on the Company’s website and is also available at no charge upon written request.

Policies: Canadian Zinc maintains a set of corporate policies designed to provide guidelines and determine authority levels for certain transactions.

Internal Reporting: Canadian Zinc holds regularly scheduled board meetings and also provides reports, on a monthly basis, to the board of directors. The Company believes that the frequency of regular reporting and meetings, supplemented by additional meetings as needed, provides for effective and timely risk management and oversight.

Whistleblower System: Canadian Zinc has a system in place, using a third-party independent service provider, where employees or other interested stakeholders may report any potential ethical concerns. The reports can be made on a confidential basis and any concerns reported are received by the Chairman of the Audit Committee. Should a matter be reported, the audit committee has been empowered to seek assistance from any personnel it deems relevant and also external legal counsel. All employees receive a copy of the whistleblower policy upon commencing employment with Canadian Zinc and are required to acknowledge receipt thereof.

Though the following are major risk factors identified by management, they do not comprise a definitive list of all risk factors related to the Company’s business, financial condition and/or operating results.

Permitting, Environmental and Other Regulatory Requirements

The operations of Canadian Zinc require licences and permits from various governmental and regulatory authorities. Canadian Zinc holds all necessary licences and permits under applicable laws and regulations for the operation of the Prairie Creek Mine. Canadian Zinc believes that it is presently complying in all material respects with the terms of its current licences and permits. However, such licences and permits are subject to change in various circumstances. There can be no guarantee Canadian Zinc will be able to maintain all necessary licences and permits as are required to explore and develop its properties, including the Prairie Creek Property, commence construction or operation of mining facilities or properties under exploration or development.

The Prairie Creek Project is located in an environmentally sensitive and remote area in the Mackenzie Mountains of the Northwest Territories, within the watershed of the South Nahanni River. The South Nahanni River is considered to be of global significance, is highly valued as a wilderness recreation river and is a designated World Heritage Site. The South Nahanni River flows through the Nahanni National Park Reserve.

The Prairie Creek Property is encircled by the Nahanni National Park Reserve; however, an area of approximately 300 square kilometres immediately surrounding the Prairie Creek Mine is specifically excluded from the Park. In 2009 new legislation entitled “An Act to Amend the Canada National Parks Act to enlarge Nahanni National Park Reserve of Canada” was enacted, which also authorized the Minister of Environment to enter into leases, licences of occupation or easements over Nahanni Park lands for the purposes of a mining access road leading to the Prairie Creek Mine area, including the sites of storage and other facilities connected with that road. The Company has obtained permits from the Parks Canada Agency for the purposes of accessing the Prairie Creek Mine area. There can be no guarantee Canadian Zinc will be able to maintain all necessary permits on acceptable terms.

Canadian Zinc’s activities are subject to extensive federal, provincial, territorial and local laws and regulations governing environmental protection and employee health and safety. Canadian Zinc is required to obtain governmental permits and provide bonding requirements under federal and territorial water and mine regulations. All phases of Canadian Zinc’s operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of water and air quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner, which will require stricter standards and enforcement, increased fines and penalties for non-compliance, and more stringent environmental assessments of proposed projects. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury. There is no assurance that future changes in environmental laws or regulations, if any, will not adversely affect Canadian Zinc’s operations.

Environmental laws and regulations are complex and have tended to become more stringent over time. These laws are continuously evolving. Any changes in such laws, or in the environmental conditions at the Prairie Creek Property, could have a material adverse effect on Canadian Zinc’s financial condition, liquidity or results of operations. Canadian Zinc is not able to determine the impact of any future changes in environmental laws and regulations on its future financial position due to the uncertainty surrounding the ultimate form such changes may take. The Company does not currently consider that its expenditures required to maintain ongoing environmental monitoring obligations at the Prairie Creek Property are material to the results and financial condition of the Company. However, these costs could become material in the future and would be reported in the Company’s public filings at that time.

Although Canadian Zinc makes provision for reclamation costs, it cannot be assured that such provision is adequate to discharge its obligations for these costs. As environmental protection laws and administrative policies change, Canadian Zinc will revise the estimate of its total obligations and may be obliged to make further provisions or provide further security for mine reclamation costs. The ultimate amount of reclamation to be incurred for existing and past mining interests is uncertain. Additional discussion on the impact of reclamation costs is included in this MD&A in the section “Critical Accounting Estimates”.

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Company, the extent of which cannot be predicted. The Company must obtain various regulatory approvals, permits and licences relating to the Prairie Creek Property and there is no assurance that such approvals will be obtained. No assurance can be given that new rules and regulations will not be enacted or made, or that existing rules and regulations will not be applied, in a manner which could limit or curtail production or development.

Regulatory approvals and permits are currently, and will in the future be, required in connection with Canadian Zinc’s operations. To the extent such approvals are required and not obtained; Canadian Zinc may be curtailed or prohibited from proceeding with planned exploration or development of its mineral properties or from continuing its mining operations.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. The Company may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Failure to comply with applicable environmental and health and safety laws can result in injunctions, damages, suspension or revocation of permits and imposition of penalties. There can be no assurance that Canadian Zinc has been or will be at all times in complete compliance with all such laws, regulations and permits, or that the costs of complying with current and future environmental and health and safety laws and permits will not materially adversely affect Canadian Zinc’s business, results of operations or financial condition. Environmental hazards may exist on the properties, including the Prairie Creek Property, on which Canadian Zinc holds interests which are unknown to Canadian Zinc at present and which have been caused by previous owners or operators of the properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on Canadian Zinc and cause increases in exploration expenses, capital expenditures or production costs or require abandonment or delays in the development of mining properties.

The Prairie Creek Project has, on numerous occasions, experienced significant delays in obtaining permits and licences necessary for the conduct of its operations. If at any time permits essential to operations are not obtained, or not obtained in a timely manner, or are cancelled or revoked, there is a risk that the Company may not be able to operate a mine at the Prairie Creek Property.

Political and Legislative

Canadian Zinc conducts its operations in Canada and specifically in the Northwest Territories and the province of Newfoundland and Labrador. The Mackenzie Valley in the Northwest Territories of Canada is in an area which is claimed by the Dehcho First Nations as their traditional territory. The Dehcho have not settled their land claim with the Federal Government of Canada. The Dehcho and the Federal Government both claim legal title to this territory and legal title to the land remains in dispute. The Company’s operations are potentially subject to a number of political, legislative and other risks. Canadian Zinc is not able to determine the impact of political, legislative or other risks on its business or its future financial position.

Canadian Zinc’s operations are exposed to various levels of political, legislative and other risks and uncertainties. These risks and uncertainties include, but are not limited to, cancellation, renegotiation or nullification of existing leases, claims, permits and contracts; expropriation or nationalization of property; changes in laws or regulations; changes in taxation laws or policies; royalty and tax increases or claims by governmental, Aboriginal or other entities; retroactive tax or royalty claims and changing political conditions; government mandated social expenditures; governmental regulations or policies that favour or require the awarding of contracts to local or Aboriginal contractors or require contractors to employ residents of, or purchase supplies from, a particular jurisdiction or area; or that require that an operating project have a local joint venture partner, which may require to be subsidized; and other risks arising out of sovereignty or land claims over the area in which Canadian Zinc’s operations are conducted.

The mineral exploration, mine development, and proposed mining, processing activities of Canadian Zinc, and the anticipated production, transportation and sale of mineral concentrates are subject to extensive federal, territorial, international and local laws, regulations and treaties, including various laws governing prospecting, development, production, transportation taxes, labour standards and occupational health, mine safety, toxic substances including mercury, land use, water use and other matters. Such laws and regulations are subject to change and can become more stringent and costly over time. No assurance can be given that new laws, rules and regulations will not be enacted or that existing laws, rules and regulations will not be applied in a manner which could limit or curtail exploration, development, mining, processing, production and sale of concentrates. Amendments to current laws and regulations governing operations and activities of exploration and mining, or more stringent implementation thereof, could have a substantial adverse impact on Canadian Zinc.

There was a major change to the legislative and regulatory framework and regulations in the Mackenzie Valley between 1998 and 2000. There can be no assurance that these laws and regulations will not change in the future in a manner that could have an adverse effect on the Company’s activities and/or its financial condition. In 2007, the Federal Government announced the Northern Regulatory Improvement Initiative to improve the current regulatory regime in the north of Canada and in May 2010 announced an Action Plan to improve northern regulatory regimes, which anticipate changes to the current legislative framework and regulatory processes.

On April 1, 2014 The Northwest Territories Devolution Act which provides for the devolution of lands and resource management from the Government of Canada to the Government of the Northwest Territories (GNWT) came into force. Devolution in the Northwest Territories means the transfer of decision-making and administration for land and resource management from the Government of Canada to the Government of the Northwest Territories. The Territorial government is now responsible for the management of onshore lands and the issuance of rights and interests with respect to onshore minerals and oil and gas. The GNWT now has the power to collect and share in resource revenues generated in the territory. The Northwest Territories Devolution Act includes certain amendments to the Mackenzie Valley Resource Management Act, which impose additional regulations and obligations on mining operations in the Mackenzie Valley.

In relation to Northwest Territories specifically, a number of policy and social issues exist which increase Canadian Zinc’s political and legislative risk. The Government of Canada and Government of the Northwest Territories are facing legal and political issues, such as land claims and social issues, all of which may impact future operations. This political climate increases the risk of the Government making changes in the future to its position on issues such as mining rights and land tenure, which in turn may adversely affect Canadian Zinc’s operations. Future government actions cannot be predicted, but may impact the operation and regulation of the Prairie Creek Mine. Changes, if any, in Government policies, or shifts in local political attitude in the Northwest Territories may adversely affect Canadian Zinc’s operations or business.

Canadian Zinc’s exploration, development and production activities may be substantially affected by factors beyond Canadian Zinc’s control, any of which could materially adversely affect Canadian Zinc’s financial position or results of operations. The occurrence of these various factors and uncertainties cannot be accurately predicted. The Company is not able to determine the impact of these risks on its business.

Financing and Going Concern

The successful development of the Company’s properties will depend upon the Company’s ability to obtain financing through private placement financing, public financing, the joint venturing of projects, bank financing or other means. There is no assurance that the Company will be successful in obtaining the required financing.

Securities of junior and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and global and market perceptions of the attractiveness of particular industries. The share price of Canadian Zinc is likely to be significantly affected by short-term changes in metal prices. Other factors unrelated to Canadian Zinc’s performance that may have an effect on the price of its shares include the following: the extent of analytical coverage available to investors concerning Canadian Zinc’s business may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor’s ability to trade significant numbers of common shares; the size of Company’s public float may limit the ability of some institutions to invest in the Company’s securities; and a substantial decline in the price of the common shares that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity.

As a result of any of these factors, the market price of the Company’s shares at any given point in time may not accurately reflect Canadian Zinc’s long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Canadian Zinc may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Canadian Zinc does not currently generate any cash flow from its operations and will need to generate additional financial resources in order to fund its planned exploration and development programs and its corporate administration costs. There is a risk that additional financing will not be available to the Company on a timely basis or on acceptable terms. There are no assurances that the Company will continue to be able to obtain additional financial resources and/or achieve positive cash flows or profitability. Canadian Zinc has not achieved profitable operations, has an accumulated deficit since inception and expects to incur further losses in the development of its business. If the Company is unable to obtain adequate additional financing, the Company may be required to curtail operations and its exploration and development activities. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

The development and exploration of Canadian Zinc’s property will require substantial additional financing. The Preliminary Feasibility Study estimated that, depending on final design and operating permit conditions, the additional capital required to install the planned new facilities and to bring the Prairie Creek Mine into production will aggregate $160 million plus a contingency of $33 million for a total of $193 million. Working capital upon commencement of production is estimated to be $34 million plus a contingency of $7 million for a total of $41 million. The PFS included an estimate of $12.8 million in respect of security deposits or financial assurance required to secure reclamation obligations arising under various surface leases, permits and licences. The water licence and land use permits issued in 2013 together provide for the posting, in stages, of a total of approximately $20.4 million in financial assurance for expected decommissioning liabilities.

Failure to obtain sufficient financing or to post the financial assurance or security when required will result in delaying or indefinite postponement of exploration, development or production on Canadian Zinc’s property or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available when needed or that, if available, the terms of such financing will be favourable to Canadian Zinc.

Metal Prices and Marketability of Minerals

The market price of metals and minerals is volatile and cannot be controlled. Metal prices have fluctuated widely, particularly in recent years. If the price of metals and minerals should drop significantly, the economic prospects for the Prairie Creek Project could be significantly reduced or rendered uneconomic. There is no assurance that, a profitable market may exist for the sale of products, including concentrates from the Prairie Creek Project. Factors beyond the control of the Company may affect the marketability of minerals or concentrates produced. It is expected that the zinc concentrates to be produced from the Prairie Creek Mine will contain relatively high levels of mercury. United Nations proposals for a global treaty on mercury, intended to result in reduced global emissions of mercury, may place restrictions on the production, use and international movement of mercury and mercury-containing wastes which may, if adopted, result in restrictions on shipment of concentrates or other mineral products containing by-product or trace mercury.

The marketability of minerals is affected by numerous other factors beyond the control of the Company, including quality issues, impurities, deleterious elements, government regulations, royalties, allowable production and regulations regarding the importing and exporting of minerals, the effect of which cannot be accurately predicted.

Factors tending to affect the price of metals include:

•	The relative strength of the U.S. dollar against other currencies;
•	Government monetary and fiscal policies;
•	Expectations of the future rate of global monetary inflation and interest rates;
•	General economic conditions and the perception of risk in capital markets;
•	Political conditions including the threat of terrorism or war;
•	Speculative trading;
•	Investment and industrial demand; and
•	Global production and inventory stocks.

The effects of these factors, individually or in aggregate, on the prices of zinc, lead and/or silver is impossible to predict with accuracy. Fluctuations in metal prices may adversely affect Canadian Zinc’s financial performance and results of operations. Further, if the market price of zinc, lead and/or silver falls or remains depressed, Canadian Zinc may experience losses or asset write-downs and may curtail or suspend some or all of its exploration, development and mining activities.

Furthermore, sustained low metal prices can halt or delay the development of new and existing projects; reduce funds available for mineral exploration and may result in the recording of a write-down of mining interests due to the determination that future cash flows would not be expected to recover the carrying value.

Metal prices fluctuate widely and are affected by numerous factors beyond Canadian Zinc’s control such as the sale or purchase of such commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major mineral and metal producing countries throughout the world.

Future production, if any, from Canadian Zinc’s mining properties is dependent on mineral prices that are adequate to make these properties economic. The prices of metals have fluctuated widely in recent years, and future or continued serious price declines could cause continued development of and commercial production from Canadian Zinc’s properties to be impracticable. Depending on the price of metal, cash flow from mining operations may not be sufficient and Canadian Zinc may never commence commercial production and may lose its interest in, or may be forced to sell, its properties.

The Preliminary Feasibility Study on the Prairie Creek Project, completed in 2012, assumed levels of treatment charges, penalties and payabilities for all concentrates included in the economic analysis (including assumed penalties for mercury content) which were derived from a market study conducted by an independent third-party, however, no smelters or concentrate buyers have directly offered or confirmed the assumed treatment charges, penalties or payabilities. There can be no assurance that the assumed terms will be available to the Company.

In addition to adversely affecting Canadian Zinc’s reserve or resource estimates and its financial condition, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. The need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Currency fluctuations may affect the costs that Canadian Zinc incurs at its operations. Zinc, lead and silver are sold throughout the world based principally on the U.S. dollar price, but operating expenses are incurred in currencies other than the U.S. dollar. Appreciation of the Canadian dollar against the U.S. dollar increases the cost of production in U.S. dollar terms at mines located in Canada.

Exploration and Evaluation

The business of exploring for minerals and mining involves a high degree of risk. There is no assurance the Company’s mineral exploration activities will be successful. Few properties that are explored are ultimately developed into producing mines. In exploring and developing its mineral deposits the Company is subjected to an array of complex economic factors and technical considerations. Unusual or unexpected formations, formation pressures, power outages, labour disruptions, flooding, explosions, cave-ins, landslides, environmental hazards, and the inability to obtain suitable or adequate machinery, equipment or labour are other risks involved in the conduct of exploration and development programs. Such risks could materially adversely affect the business or the financial performance of the Company.

There is no certainty that the expenditures made by Canadian Zinc towards the search and evaluation of mineral deposits will result in discoveries of commercial quantities of ore. The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Canadian Zinc will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Canadian Zinc not receiving an adequate return on invested capital.

A specific risk associated with the Prairie Creek Property is its remote location. Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important factors, which affect capital and operating costs. Unusual or infrequent weather phenomena, government or other interference in the maintenance or provision of such infrastructure could adversely affect Canadian Zinc’s operations, financial condition and results of operations.

Mining operations generally involve a high degree of risk. Canadian Zinc’s mining operations will be subject to all the hazards and risks normally encountered in the development and production of minerals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Mining and milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Uncertainty in the Estimation of Mineral Reserves and Mineral Resources

The figures for Mineral Reserves and Mineral Resources contained in this document are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized or that Mineral Reserves and Mineral Resources can be mined or processed profitably. There are numerous uncertainties inherent in estimating Mineral Reserves and Mineral Resources, including many factors beyond Canadian Zinc’s control. Such estimation is a subjective process, and the accuracy of any reserve and resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. In addition, there can be no assurance that mineral or metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Inferred mineral resources do not have demonstrated economic viability. Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to measured and indicated mineral resources as a result of continued exploration.

Fluctuation in metal prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of any such resource or reserve estimate. The volume and grade of resources mined and processed and recovery rates may not be the same as currently anticipated. Any material reductions in estimates of Mineral Reserves or Mineral Resources, or of Canadian Zinc’s ability to extract these Mineral Reserves or Mineral Resources, could have a material adverse effect on Canadian Zinc’s results of operations and financial condition.

Mineral reserve and mineral resource estimates are imprecise and depend partly on statistical inferences drawn from drilling and other data which may prove to be unreliable. Future production could differ dramatically from reserve or resource estimates for many reasons including the following:

•	Mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;
•	Declines in the market price of metals may render the mining of some or all of Canadian Zinc’s Mineral Reserves or Mineral Resources uneconomic;

•	Increases in operating mining costs and processing costs could adversely affect reserves or resources; and
•	The grade of reserves or resources may vary significantly from time to time and there can be no assurance that any particular level of metal may be recovered from the reserves or resources.

Any of these factors may require Canadian Zinc to reduce its Mineral Reserve or Mineral Resources estimates.

Insurance and Uninsured Risks

Canadian Zinc’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods and earthquakes. Such occurrences could result in damage to mineral properties or production facilities, personal injury or death, environmental damage to Canadian Zinc’s properties or the properties of others, delays in mining, monetary losses and possible legal liability.

Although Canadian Zinc maintains insurance to protect against certain risks in such amounts as it considers reasonable, its insurance will not cover all the potential risks associated with the Company’s mining operations. Canadian Zinc may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as environmental pollution or other hazards as a result of exploration and production is not generally available to Canadian Zinc or to other companies in the mining industry on acceptable terms. In particular, the Company is not insured for environmental liability or earthquake damage.

Canadian Zinc might also become subject to liability for pollution or other hazards which may not be insured against, or which Canadian Zinc may elect not to insure against, because of premium costs or other reasons. Losses from these events may cause Canadian Zinc to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Title Matters

Mining leases and surface leases issued to the Company by the Federal Government have been surveyed but other parties may dispute the Company’s title to its mining properties. The mining claims in which the Company has an interest have not been surveyed and, accordingly, the precise location of the boundaries of the claims and ownership of mineral rights on specific tracts of land comprising the claims may be in doubt. These claims have not been converted to lease, and are, accordingly, subject to regular compliance with assessment work requirements. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

While the Company has investigated its title to all its mining leases, surface leases and mining claims and, to the best of its knowledge, title to all properties is in good standing, this should not be construed as a guarantee of title and title may be affected by undetected defects. The validity and ownership of mining property holdings can be uncertain and may be contested. There are currently a number of pending Aboriginal or Native title or Treaty or traditional land ownership claims relating to Northwest Territories. The Company’s properties at Prairie Creek are subject to Aboriginal or Native land claims. Title insurance generally is not available, and Canadian Zinc’s ability to ensure that it has obtained secure title to individual mineral properties or mining concessions may be severely constrained. Canadian Zinc’s mineral properties may be subject to prior unregistered liens, agreements, transfers or claims, including Native land claims, and title may be affected by, among other things, undetected defects. No assurances can be given that there are no title defects affecting such properties.

Vatukoula Gold Mines plc

The Company has an investment in Vatukoula Gold Mines plc, which operates the Vatukoula Gold Mine in Fiji. Fiji has experienced political unrest and there may, at times, be challenges to foreign owned companies in Fiji. VGM expenditures are made in Fijian dollars and revenues are in U.S. dollars. The parent company in the VGM group is based in the United Kingdom. The impact of foreign exchange fluctuations may have a material impact on the results of operations of VGM. As VGM is operating a working gold mine, it is exposed to risk from changes in commodity prices (notably gold) and also the price of oil on the world markets. Adverse changes in these prices could have a material impact on the operations of VGM and therefore the fair value or price of VGM shares.

Executives and Conflicts of Interest

Canadian Zinc is dependent on the services of key executives, including the President and Chief Executive Officer and the Vice President of Exploration and Chief Operating Officer of the Company, and a small number of other skilled and experienced executives and personnel. Due to the relatively small size of the Company, the loss of these persons or Canadian Zinc’s inability to attract and retain additional highly skilled or experienced employees may adversely affect its business and future operations.

Certain of the directors and officers of the Company also serve as directors and/or officers of, or have significant shareholdings in, other companies involved in natural resource exploration and development and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers involving Canadian Zinc will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

To the extent that such other companies may participate in ventures in which Canadian Zinc may participate, the directors of Canadian Zinc may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. In the event that such a conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for the approval of such participation or such terms.

From time to time several companies may collectively participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. Under the laws of the Province of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not Canadian Zinc will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

Acquisitions

From time to time Canadian Zinc undertakes evaluations of opportunities to acquire additional mining assets and businesses. Any resultant acquisitions, such as those discussed in this MD&A, may be significant in size, may change the scale of Canadian Zinc’s business, and may expose Canadian Zinc to new geographic, political, operating financial and geological risks. Canadian Zinc’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, to acquire them on acceptable terms, and integrate their operations successfully with those of Canadian Zinc. Any acquisition would be accompanied by risks, such as a significant decline in metal prices; the ore body proving to be below expectations; the difficulty of assimilating the operation and personnel; the potential disruption of Canadian Zinc’s ongoing business; the inability of management to maximize the financial and strategic position of Canadian Zinc through the successful integration of acquired assets and businesses; the maintenance of uniform standards, control, procedures and policies; the impairment of relationships with employees, customers and contractors as a result of any integration of new management personnel; and the potential unknown liabilities associated with acquired assets and business. In addition Canadian Zinc may need additional capital to finance an acquisition. Debt financing related to any acquisition will expose Canadian Zinc to the risk of leverage, while equity financing may cause existing shareholders to suffer dilution. There can be no assurance that Canadian Zinc would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

Competition

The mining industry is competitive in all of its phases. There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. Canadian Zinc faces strong competition from other mining companies in connection with the acquisition of properties, mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel. Many of these companies have greater financial resources, operational experience and technical capabilities than Canadian Zinc. As a result of this competition, Canadian Zinc may be unable to maintain or acquire attractive mining properties on terms it considers acceptable or at all. Consequently, Canadian Zinc’s operations and financial condition could be materially adversely affected.

Requirements of the Sarbanes-Oxley Act and Similar Canadian Regulations

Since 2007, the Company has documented and tested its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (“SOX”), which requires an annual assessment by management of the effectiveness of the Company’s internal control over financial reporting and an attestation by the Company’s independent auditors addressing internal controls over financial reporting.

Due to its size, its limited staff resources and financial constraints, the Company is exposed to certain potential deficiencies in its internal controls over financial reporting. If the Company is unable to maintain the adequacy of its internal control over financial reporting, as such standards are modified, supplemented, or amended from time to time; the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company’s inability to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its consolidated financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its common shares. In addition, any inability to implement required new or improved controls, or difficulties encountered in their implementation, could impact the Company’s operating results or cause it to be unable to meet its reporting obligations. Future acquisitions (if any) may provide the Company with challenges in implementing the required processes, procedures and controls in the acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to develop, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to enhance its internal controls over financial reporting. Although the Company will be required to devote substantial time and will incur substantial costs, as necessary, in an effort to ensure ongoing compliance, the Company cannot be certain that it will be successful in continuing to comply with Section 404 of SOX.

History of Losses and No Assurance of Profitable Operations

The Company has incurred losses since inception of $97,576,000 through September 30, 2014, which includes $66,229,000 of exploration and development expenditures on the Prairie Creek property which have been expensed in accordance with the Company’s accounting policies. There can be no assurance that the Company will be able to operate profitably during future periods. If the Company is unable to operate profitably during future periods, and is not successful in obtaining additional financing, the Company could be forced to cease its exploration and evaluation programs and mine development activities as a result of insufficient cash resources.

Shareholder Dilution

As of September 30, 2014, there were 218,047,709 common shares outstanding. As of September 30, 2014, the Company had 5,734,600 share purchase options and 17,295,960 warrants outstanding allowing the holders to purchase 23,030,560 common shares. Directors and officers of the Company hold 3,900,000 of these share purchase options, contractors and employees of the Company hold 1,834,600 share purchase options and third-party entities hold 17,295,960 share purchase warrants.

As of November 12, 2014, there were 218,047,709 common shares outstanding and the Company had 5,734,600 share purchase options and 17,295,960 warrants outstanding allowing the holders to purchase 23,030,560 common shares. The exercise of all of the existing share purchase options and warrants would result in percentage ownership dilution to the existing shareholders.

Potential Future Equity Financings

The Company has used equity financing in order to meet its needs for capital and may engage in equity financings during future periods. Subsequent issuances of equity securities or securities convertible into or exchangeable or exercisable for equity securities would result in further percentage ownership dilution to existing shareholders and could depress the price of the Company’s shares.

DIVIDENDS AND DISTRIBUTIONS POLICY

No dividends have been paid by the Company to date. The Company anticipates that it will retain all future earnings and other cash resources for the future operation and development of its business and the Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

ADDITIONAL INFORMATION

Additional information relating to the Company, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent Annual Meeting of Shareholders that involved the election of directors, which may be found on SEDAR at www.sedar.com. Information is also available through the EDGAR system accessible through the United States Securities and Exchange Commission’s website www.sec.gov.